Exhibit 99(d)(9)

MODERNDAY LIMITED

(Incorporated in the British Virgin Islands with limited liability)

To:	Asia Satellite Telecommunications Holdings Limited (the “Company”)

17 Floor

The Lee Gardens

33 Hysan Avenue

Causeway Bay

Attn: Mr Peter Jackson

            13 February 2007

Dear Sirs,

Reimbursement of Costs in Connection with the Scheme and Possible MGO

In consideration of the Company agreeing to put forward the Scheme (as defined below) to its shareholders, Modernday Limited (the “Offeror”) hereby agrees to reimburse the Company for any direct expenses - including external legal counsels’ fees, an independent financial adviser’s professional fees, valuation fees (if any), accountants’ professional fees (if any), Bermuda court fees, translation fees, printing and publication costs, share registrar’s fees and ADS depository’s fees, being expenses ordinarily incurred by an offeree company in a privatisation similar to the Scheme (as defined below) - which it incurs in connection with:

(i)	the proposed privatisation of the Company by the Offeror by way of a scheme of arrangement under Section 99 of the Companies Act of Bermuda (the “Scheme”); and/or

(ii)	the possible unconditional mandatory general offer for the Company by the Offeror (the “Possible MGO”),

in each case as defined in the draft announcement annexed hereto (the “Announcement”) and subject to a maximum aggregate amount of US$3 million together with, in addition, translation fees, and printing and publication expenses (if any) incurred in connection with announcements and other formal documents required to be issued by relevant laws and regulations in the context of the Scheme or the Possible MGO which will be reimbursed by the Offeror to the Company in full and does not count towards the cap of US$3 million, in and only in the following circumstances:

(i)	the Scheme or the Possible MGO is not announced pursuant to the Code on or prior to 31 March 2007; or

(ii)	the Scheme, if announced pursuant to the Code, does not become unconditional for any reason (unless the Scheme is not recommended by the independent committee of the Company’s board of directors established to make a recommendation under Rule 2.1 of the Code or is not recommended as fair and reasonable by the independent financial adviser appointed to advise such committee).

This letter is to be governed by and construed in accordance with the laws of Hong Kong SAR and the Offerer and the Company hereby submit to the exclusive jurisdiction of the High Court of the Hong Kong SAR for the purpose of enforcement hereof.

Yours faithfully

/s/ [ILLEGIBLE]
For and on behalf of the Offeror

Acknowledged and agreed

/s/ [ILLEGIBLE]
For and on behalf of the Company
Date : 13 February 2007